Exhibit 21.1

List of Significant Subsidiaries and Consolidated Affiliated Entitles

Subsidiaries	Place of Incorporation

Yuanbao (Hong Kong) Limited	Hong Kong, PRC

Yuanbao Kechuang (Beijing) Technology Co., Ltd.	PRC

Yuanbao Funing (Nanjing) Information Technology Co., Ltd.	PRC

Consolidated Affiliated Entity	Place of Incorporation

Yuanbao Shuke (Beijing) Technology Co., Ltd.	PRC

Subsidiaries of Consolidated Affiliated Entity	Place of Incorporation

Muyi Health (Beijing) Technology Co., Ltd.	PRC

Yuanbao Insurance Broker (Beijing) Co., Ltd.	PRC

Shouxin Insurance Agency (Guangdong) Co., Ltd.	PRC